October 22, 2012

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Borneo Resource Investments Ltd.
Amendment No. 3 to Form 10-12G
Filed September 19, 2012
File No. 000-54707

Dear Mr. Reynolds:

This letter is in response to the comments contained in the Securities and Exchange Commission letter, dated October 4, 2012 (the "Comment Letter"), to Borneo Resource Investments Ltd. (the “Company”), concerning the Amendment 3 to Form 10-12G filed by the Company with the Securities and Exchange Commission (“SEC”) on September 19, 2012.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.  On behalf of the Company, the following are our responses to the SEC’s comments:

Our Business, page 2

1. Please revise your introductory paragraph to indicate that the company currently only holds one concession.

The Company revised its introductory paragraph to indicate that it currently only holds only one coal mining concessions acquired by Interich from PT Chaya Meratus Primecoal

2. We note your statement that “after entering into agreements to acquire concessions, the Company will market the properties to mining companies and other interested parties.” Please revise your statement to clarify, with the exception of one concession, that the company has only entered into memorandums of understanding or letters of intent with the concession holders that are not legally binding on either the concession holder or the company until the parties enter into definitive agreements which will require the company to pay fees and conduct due diligence.

The Company revised its disclosure to provide:

“The Company, when presented with the opportunity to do so, will seek to acquire concessions, or enter into letters of intent to purchase concessions, in Borneo, Indonesia and other regions of Indonesia.   With the exception of the one concession mentioned above, the company has only entered into memorandums of understanding or letters of intent with concession holders that are not legally binding on either the concession holder or the Company until the parties enter into definitive agreements which will require the company to pay fees and conduct due diligence.  Upon entering into definitive agreements which will require the Company to pay fees to acquire concessions and conduct due diligence, the Company will market the properties to mining companies and other interested parties.”

Mining Concessions, page 3

3. We note your response to comment 1 in our letter dated September 7, 2012. It continues to appear to us that the noted agreements are material to the company and its plan of operations in the future. The company notes that it is the company’s intention to negotiate with strategic partners to pay for feasibility studies, to construct coal mining infrastructures, and perform mining operations on the identified mining concessions if possible. As previously requested, please file the noted agreements as exhibits to the Form 10.

Item 601(b)(10) of Regulation S-K provides that “[e]very contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.”

The Company argues that the contracts that the SEC wants the Company to file (defined as the Letters of Intent) in the Registration Statement) are not material and may not be performed in whole or in part at or after the filing of this registration statement.

In this filing, the Company has disclosed:

Page
2
With the exception of the one concession mentioned above,  the company has only entered into memorandums of understanding or letters of intent with concession holders that are not legally binding on either the concession holder or the Company until the parties enter into definitive agreements which will require the company to pay fees and conduct due diligence.  Upon entering into agreements to acquire concessions, the Company will market the properties to mining companies and other interested parties.

3, 14, 18
Borneo has entered into agreements, primarily letters of intent and agreements of understanding, that are not legally binding on either the concession holder or the Company until the parties enter into definitive agreements which will require the company to pay fees and conduct due diligence, with concession holders in the Indonesian region. It is the Company’s intention to identify and negotiate with strategic partners to coordinate and pay for feasibility studies, construction of coal mining infrastructure and mining operations for concessions acquired. If mining is feasible, Borneo may enter into a partnership to mine the concession or sell the concession to a mining company. Each of the agreements call for or may require further negotiations among the parties.

3, 14
The above agreements (the “Letters of Intent”) (1) do not obligate the Company to purchase or lease the property in question and (2) do not specify a time at which any purchase or lease must be made. As a result, the Letters of Intent are not legally binding on either the concession holder or the Company until the parties enter into definitive agreements which will require the company to pay fees and conduct due diligence. The Company’s strategy is to acquire coal concessions and develop a “land bank” of assets to buy and sell assets and arrange for strategic partners to mine coal on such concessions. It is the Company’s intention to select strategic partners to coordinate construction of coal mining infrastructure for concessions acquired. Ultimately, it is the Company’s intention to identify and negotiate with strategic partners to coordinate and pay for feasibility studies, construction of coal mining infrastructure and mining operations for concessions acquired. The Company may not enter into any definitive agreements concerning the properties listed above.

9
We do not have any binding agreements for the acquisition of property.

The Company’s Letters of Intent (1) do not obligate the Company to purchase or lease the property in question and (2) do not specify a time at which any purchase or lease must be made. As a result, the Letters of Intent are not legally binding on either the concession holder or the Company until the parties enter into definitive agreements which will require the company to pay fees and conduct due diligence.  The Company may not enter into any definitive agreements as a result of its Letters of Intent.

With the above disclosure, it is difficult to determine how a potential reader can conclude that the Letters of Intent are material to the operations of the company.  Further, since the Letters of Intent are non-binding, the Company argues that they may not be performed in whole or in part at or after the filing of this registration statement.

While it may seem, from the number of contracts the Company has entered into, the Letters of Intent could each be a large percentage of the Company’s plan of operation in the future, the Company could enter into another five to ten similar agreements.  The Company is not moving forward with other agreements until this issued is resolved because filing these agreements would chill the Company’s ability to enter into these agreements with Indonesian concession owners.

Filing the Letters of Intent may cause confusion among potential readers of this registration statement by causing the readers to misinterpret the Company’s clear disclosure that these contracts are non-binding agreements subject to further negotiation and completion of a definitive agreement.

Once again, the Company makes reference to Item 1.01 of Form 8-K which requires a registrant to file agreements that provide for obligations that are enforceable against a company.  The agreements identified in the comment are not enforceable against the Company.

The Company believes that the Letters of Intent that the SEC wants the Company to file are not material and may not be performed in whole or in part at or after the filing of this registration statement.

4. Please revise the first paragraph to clearly indicate in the first sentence that the letters of intent and agreements of understanding with the concession holders are not legally binding agreements.

The Company revised the first paragraph to disclose it “has entered into agreements, primarily letters of intent and agreements of understanding that are not legally binding on either the concession holder or the Company until the parties enter into definitive agreements which will require the company to pay fees and conduct due diligence.”

5. You indicate that Borneo will perform geological tests to determine the feasibility of mining each concession. You also indicate that it is the company’s intent to have the strategic partners coordinate and pay for feasibility studies. Finally, your response to comment 5 indicates that it is not the company’s intention to conduct feasibility studies or develop any properties it identifies. Please revise your statement that Borneo will perform geological tests to determine the feasibility of mining each concession throughout your document or advise us as appropriate.

The Company revised the Form 10 in line with the SEC’s comments.  The Company did not, however, delete the disclosure relating to its Meratus concession.  If the Company had cash available, it may use such cash to conduct geological tests.

6. We note your statement in the third paragraph on page 3 that “Borneo also acquired exclusive rights to an exploration IUP covering approximately 1,300 hectares in Kalimantan ….” (emphasis added). Given that the company does not have a legally enforceable agreement regarding this memorandum of understanding, please revise your sentence because the company has at this point not “acquired exclusive rights”. Revise throughout your document.

The Company now discloses that it has “entered into a non-binding agreement relating to the rights to an exploration IUP covering approximately 1,300 hectares in Kalimantan”/

7. Please revise the first sentence in paragraph eight on page 3 “Other than the agreement …” to clarify, if true, that the meaning of the statement is that the agreements are not legally binding obligations to either the company or the concession holders.

The Company revised its disclosure to clarify the effects of the Letters of Intent.

8. You have added disclosure that the company will seek to enter into the letters of intent to acquire prime concessions. Please explain how entering into non-binding letters of intent to purchase concessions creates “a ‘land bank’ of assets to buy and sell assets.”

The Company revised its disclosure in line with the SEC’s comments.

Liquidity and Capital Resources, page 13

9. We note your statement that “the Company plans to sell coal from the mining concession under an arrangement with PT Integra Prima Coal. This mining concession has significant quantities of surface and ‘outcrop’ coal that the Company will be able to access with relatively low infrastructure and production costs.” We note that the company does not have a binding agreement regarding the concession with PT Integra Prima Coal. Please revise your disclosure to remove this disclosure given the company has no concession to harvest and sell the coal.

The Company removed the identified disclosure.

10. We note the company’s response to comment 5 that “it is not the Company’s intention to conduct feasibility studies or develop any properties it identifies.” Please revise the first paragraph on page 14 in this section to add the above disclosure in addition to noting that the company does not have the funds to make any commitments on its letters of intent. Also clearly state that the letters of intent are not legally binding agreements.

This paragraph already includes the disclosure “It is the Company’s intention to select strategic partners to coordinate construction of coal mining infrastructure for concessions acquired. Ultimately, it is the Company’s intention to identify and negotiate with strategic partners to coordinate and pay for feasibility studies, construction of coal mining infrastructure and mining operations for concessions acquired.”  The Company did clarify its disclosure that the letters of intent are not legally binding agreements.

Financial Statements
Note 4- Basis of Presentation and Going Concern Uncertainties
Principles of Consolidation, page F-9 and F-30

11. We note you have included the comparative financial statements for the prior year. Accordingly, please revise to remove the disclosure here “comparative financial statements for prior years have not been presented.”

The Company removed the disclosure “comparative financial statements for prior years have not been presented.”

Exhibits

12. We note your response to comment 6. Please file the oral description of the employment agreement with Mr. Muaja as an exhibit to the Form 10.

The Company filed the oral description of the employment agreement with Mr. Muaja as an exhibit to the Form 10.

13. We have received your request for confidential treatment for the information in Exhibit 10.7. We will be commenting on the confidential treatment application in a separate letter to the company.

The Company waits for your response to the request for confidential treatment for the information in Exhibit 10.7.

Thank you for your attention to this matter. We look forward to hearing from you. Please direct questions or questions for clarification of matters addressed in this letter to the undersigned of Sichenzia Ross Friedman Ference LLP at (212) 981-6767.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara